UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and investors must reconfirm within five business days.
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer
Green Coffee Company Holdings, LLC

Legal Status of Issuer

     Form:
     Limited Liability Company

     Jurisdiction of Incorporation/Organization:
     Delaware

     Date of Organization:
     May 6, 2020

Physical Address of Issuer
1301 West 22nd St. Suite 310, Oak Brook, IL, 60523

Website of Issuer
greencoffeecompany.com

Name of Co-Issuer
Green Coffee SPV CF I LLC

Legal Status of Co-Issuer

     Form:
     Limited Liability Company

     Jurisdiction of Incorporation/Organization:
     Delaware

     Date of Organization:
     November 3, 2025

Physical Address of Co-Issuer:
1301 W. 22nd Street, Suite 310, Oak Brook, IL, 60523

Website of Co-Issuer
None

Current Number of Employees:
299

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)*
Total Assets	$117,849,199	$117,427,819*
Cash & Cash Equivalents	1,003,825	4,476,925
Accounts Receivable	1,185,846	4,764,554*
Short-term Debt	11,193,176	12,303,772
Long-term Debt	17,083,007	19,492,001
Revenues/Sales	25,904,754	34,282,583*
Cost of Goods Sold	23,762,007	37,842,051
Taxes Paid	0.00	$0.00
Net Income	$-8,995,692	$-5,800,219*

*Auditors' Corrections and Adjustments to the Financial Statements for the year ending December 31, 2024. During the year ended December 31, 2025, the Company identified and corrected immaterial errors in its previously issued financial statements for the year ending December 31, 2024. Management concluded these matters represented prior period errors under ASC 250, Accounting Changes and Error Corrections, rather than changes in accounting principle or estimate. Accordingly, the accompanying comparative 2024 consolidated financial statements have been restated to correct these errors. These corrections did not affect 2025 results of operations, except through the presentation of revised comparative 2024 balances and related beginning members' capital balances, as applicable. These corrections were made to ensure accuracy and transparency in the Company's financial reporting. Please see Footnote 2 to the Company's Financial Statements attached to this Form C-AR as Exhibit B and which is incorporated herein by reference for additional detail.

The adjustments include:

A) Revenue recognition – During 2024, management identified that certain revenue recognized by Agrosura S.A.S. had been recorded before the applicable revenue recognition criteria were satisfied because sufficient evidence of the transfer of control to customers had not been obtained as of the original recognition date. These errors related primarily to billings issued to Inversiones Chitacomar and Grupo Tap and resulted in the reversal of previously recognized revenue and related receivable balances in the restated 2024 financial information. On a consolidated basis, the correction of these matters resulted in a decrease in net sales of $2,383,079 and a decrease in trade accounts receivable of $2,370,102, as of and for the year ended December 31, 2024.

B) Inventory - Management identified errors in the measurement and valuation of certain inventory balances at Agrosura S.A.S., primarily relating to agricultural supplies and coffee inventory, including errors in recorded quantities and the application of inventory costing methodologies. Management also identified a prior period error in the timing of recognition of certain costs associated with customer billings at Agrosura S.A.S. These matters resulted in misstatements in inventories and cost of sales in the previously issued 2024 financial statements. On a consolidated basis, the correction of these matters resulted in an increase in inventories of $157,449 as of December 31, 2024 and a reduction in cost of sales of $158,311 for the year then ended.

C) Property, plant and equipment – During 2025, management determined that certain amounts recorded in property, plant and equipment by GCC Holdings LLC and GCC Trading LLC as of December 31, 2024, did not meet the applicable capitalization criteria and should not have been included in fixed assets. At GCC Holdings LLC, the adjustment related primarily to amounts recorded as the Juan Valdez Project and Buildings. The Juan Valdez Project balance of $807,901 was reclassified from property, plant and equipment, net to general and administrative expenses, including salary expense of $632,901 and advertising expense of $175,000. In addition, the constructions and buildings balance of $3,976,847 was removed from property, plant and equipment because it did not represent a capitalizable asset, with the offset reflected in the appropriate members' capital account. Related depreciation previously recorded on that balance was reversed, including a $535 reduction in accumulated depreciation and the related depreciation expense. At GCC Trading LLC, the adjustment related primarily to Work in Progress of $116,750, which was removed from property, plant and equipment because the underlying costs did not qualify for capitalization. That amount was reclassified to consulting fees within general and administrative expenses, and related accumulated amortization of $16 and depreciation expense of $16 were reversed. On a consolidated basis, these corrections reduced property, plant and equipment by $4,901,483, reduced property, plant and equipment, net by $4,900,948, contributed to an increase in general and administrative expenses of $924,651 and a decrease in depreciation and amortization expense of $550 for the year ended December 31, 2024.

D) Members' capital – The aggregate effect of the foregoing corrections increased the previously reported net loss for 2024 by $7,113,602 and reduced total members' capital by $7,113,602 as of December 31, 2024. As reflected in the accompanying statement of members' equity, the restatement resulted in a decrease in Members' Equity Share of $3,976,846, an increase in Accumulated Other Comprehensive Income (Loss) of $12,114, and a decrease in Retained Earnings of $3,148,869. In accordance with ASC 250, these corrections were reflected through the restatement of comparative 2024 balances and the related adjustment to opening members' capital as of January 1, 2025.

EXHIBITS

EXHIBIT A: Financial Statements of the Company
EXHIBIT B: Financial Statements of the Co-Issuer

April 29, 2026



Green Coffee Company Holdings, LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Green Coffee Company Holdings, LLC, a Delaware limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://greencoffeecompany.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is April 29, 2026.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The Green Coffee Company ("GCC", "we", "our" or "us") is the largest coffee producer in Colombia, and, we believe, the first vertically-integrated coffee supplier to sell roasted coffee at its scale into developed markets. Founded in 2017, we have invested heavily in bringing the best talent and most innovative technologies to the coffee sector to grow, process, ship and sell high-quality coffees from Colombia. We sell roasted coffee in a variety of formats both private label to wholesale buyers/foodservice providers and branded through the Juan Valdez brand. We are the exclusive third-party providers of the world-renowned Juan Valdez brand in the U.S. and Canada for institutional, grocery and retail customers. We have designed our operations to be what we believe to be the perfect coffee for end buyers, fully traceable from farm to cup with an unmatched sustainability story at a competitive price.

Business Model

GCC runs a vertically-integrated coffee business. This means that the company grows, sources, processes, exports and manages product creation for roasted coffee through Colombia and into developed markets (primarily U.S. and Canada). Its operations can roughly be split between the two countries in which it currently maintains its teams: Colombia (supply chain) and the United States (leadership, strategy & sales).

In Colombia, GCC owns and operates 45 farms with approximately 10 million coffee trees. The Company manages the farms incorporating a regenerative agricultural agronomic strategy and to ensure compliance with rigorous environmental and social certifications that increase the value of the end coffee. In addition to its proprietary production, GCC purchases coffee from farmers around its operations. Through these channels, our goal is to provide buyers with direct access to fresh, 100% traceable Colombian coffee at scale. Using its world-class infrastructure, GCC is able to yield materially more coffee per kilo harvested compared to traditional coffee processing. The Company rents additional processing facilities (dry mills) and partners with trusted third-party roasters to ensure quality throughout all parts of the coffee supply chain.

In the U.S., GCC works with toll roasting and packaging partners to finalize the product creation for all roasted coffee products. GCC then markets and sells its coffee either as private label coffee in foodservice such as restaurants and lodging or as a branded product under the Juan Valdez brand. For the wholesale business, the Company works directly, or through distributors, to provide clients like hotels and restaurants with coffee in the format and quality specifications requested. For branded products, GCC has the exclusive third-party rights to sell its coffee under the Juan Valdez brand in the U.S. and Canada in retail and institutional channels. In March of 2025, the Company formally began its broad-based strategy to relaunch the Juan Valdez brand in the U.S., working with brokers and distributors to place Juan Valdez in grocery stores and other retail locations across the country in a variety of formats. The Company manages the Juanvaldezcafestore.com site and the sales listings on retailer sites (e.g., Walmart.com, Target.com) for the brand as well, investing in building out this channel alongside and through physical locations.

GCC, through its own name and the Juan Valdez brand, is, we believe, uniquely suited to capture rising consumer trends towards premiumization, traceability and story behind the coffees that they consume.

Competitors

To our knowledge, there are no other vertically-integrated coffee companies with the same business model as GCC that operate at any meaningful scale. However, the Company does compete at certain stages of the coffee value chain. In Colombia, GCC must compete with coffee traders who purchase coffee from large farmers and coops in order to ensure an adequate capacity of coffee for their international trading business. GCC's unique cherry buying program to purchase coffee as cherries in their initial fruit form, rather than coffee parchment, helps create a competitive advantage for the Company.

In the roasted coffee business, GCC competes with roasted coffee companies and branded coffee products for consumer attention. The Company also competes with alternative beverage options to coffee such as energy drinks and other caffeine and non-caffeine based beverages. GCC aims to differentiate itself through its one-of-a-kind farm to cup story and through the brand power of the Juan Valdez brand.

Industry

In 2025, Colombia was the third largest producer of coffee after Brazil and Vietnam, producing over 1.75 billion lbs. of coffee, representing 8% of total global coffee production. Production in Colombia is very fragmented, with approximately 95% of farms managing 10 acres or less. The first stage of processing is typically performed by farmers on their farms with rudimentary infrastructure, with the semi-processed coffee then sold to cooperatives or traders. The coffee is then processed further into green coffee (i.e. the commodity), which is then exported and sold to roasters.

On the demand side, definitions vary, but the global coffee market was about $245 billion in 2025, with the U.S. making up over 20% of the market share. For "single origin" coffees in the U.S., Colombia dominates, representing approximately 70% of all single origin coffee sales, or approximately $1 billion in just retail roasted coffee sales.

Current Stage

In Colombia, GCC has spent the past seven years building out its consolidated business model to have a scalable platform to produce high-quality, fully-traceable coffee at scale with all high-demand certifications in place. With its core team in place and back end systems established, the Company is moving significant volumes of coffee through its supply chain efficiently as both green coffee and as roasted coffee finished product with 2025 sales of over $25 million.

Future Roadmap

The goal over the next few years is to reach major sales milestones in roasted coffee sales through wholesale clients and the Juan Valdez brand. By taking an omni-channel approach, effectively distributing Colombia's most popular brand, and combining it with GCC's unique story, the Company expects its products to start defining the Colombian coffee category in the U.S. and Canada.

In Colombia, GCC plans to build the largest consolidated coffee processing facility in the country to meet the expected demand signals in the U.S. and Canada. In order to manage the vast amount of byproducts from coffee production (e.g., coffee cherry skins, fruit, sugar water), GCC expects to construct a distillery in order to process this material into upcycled materials. This infrastructure, the outcome of years of research and development, is expected to close the final gap for the Company in demonstrating a fully scalable, modernized approach to coffee production.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

Name: Cole Shephard
Current Role: Co-CEO, Founder, Chairman & Director
Positions Held with the Issuer:
- **Position:** Co-CEO, Founder, Chairman & Director
- **Service Dates:** 04/2018 - Current
- **Responsibilities:** Responsible for general CEO responsibilities and leading board activities.

Name: Adam Jason
Current Role: CEO, North America & Vice Chairman & Director
Positions Held with the Issuer:
- **Position:** CEO, North America, Vice Chairman & Director
- **Service Dates:** 04/2018 - Current
- **Responsibilities:** Responsible for CEO responsibilities, primarily managing the buildout of GCC's roasted coffee sales presence in the U.S. and Canada.

Name: Ivonne Windmüller
Current Role: President of Colombian Operations, Global CFO & Director
Positions Held with the Issuer:
- **Position:** President of Colombian Operations, Global CFO & Director
- **Service Dates:** 03/2025 - Current
- **Responsibilities:** Leads operational initiatives for GCC's Colombian operations. Also serves as the CFO for the global business, leading key strategic financing and financial management efforts.

Other Business Experience (Past Three Years):
- **Employer:** Grupo Éxito
  Affiliate or Subsidiary of Issuer: No
  Title: CFO
  Service Dates: 12/2022 - 02/2025
  Responsibilities: Oversee essential financial processes, encompassing accounting, taxes, control, financial planning, and treasury management. Organize and conduct over 120 non-deal roadshow meetings with international investors, effectively presenting the company's equity story and promoting its attractiveness to potential investors in connection with the company´s U.S. and Brazilian IPOs.

Name: Ted Skodol
Current Role: President - North America
Positions Held with the Issuer:
- **Position:** Chief Revenue Officer
- **Service Dates:** 11/2023 - Current
- **Responsibilities:** Manages and executes the sales and marketing strategy for GCC's expansion into U.S. and Canadian markets for its roasted coffee business.

Other Business Experience (Past Three Years):
- **Employer:** Intelligentsia Coffee
  Affiliate or Subsidiary of Issuer: No
  Title: Vice President of Sales
  Service Dates: 07/2016 - 11/2023
  Responsibilities: Managed the strategy for and executed upon Intelligentsia's sales and marketing initiatives across its roasted coffee product portfolio.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

A deterioration in market conditions could have a material adverse effect on your investment
Any material change in the economic environment, including a slowdown in economic growth and/or changes in interest rates or foreign exchange rates, could have a negative impact on the performance and/or valuation of the Company. The Company's performance can be affected by deterioration in public markets and by market events such as the onset of the credit crisis in the summer of 2007, recent large increases in interest rates and tariffs and reciprocal tariffs, which, among other things, can impact the public market comparable earnings multiples used to value privately held portfolio companies and investors' risk-free rate of return. Such market conditions can also negatively impact demand and pricing for the Company´s products and can increase the price of its raw materials and other operational requirements. Movements in foreign exchange rates may adversely affect the value of the Company's assets and the Company's performance. The impact of market and other economic events may also affect the Company's ability to raise funding to support its investment objectives.

Weather and other risks related to farming, if not appropriately managed or uncontrollable, could have a material adverse effect on our financial condition and results of operations
There are numerous industry specific risks that occur principally at the farm level when undergoing coffee production businesses in Colombia such as, but not limited to: underperforming farm assets, weather changes or anomalies, ill-timed or catastrophic single weather events, plagues or infestations and personnel issues. Production levels are subject to variations the causes of which are in many cases outside of our reasonable control or are not readily foreseeable. In the case where harvests and productions vary and particularly decrease, such instances could have an adverse effect on our financial condition and results of operations.

The coffee industry is subject to substantial competition and there is no guarantee that our products or offerings will capture adequate consumer demand
The coffee industry is subject to large competitive forces and has relatively low barriers to entry. We cannot make any guarantee about the demand for our products or offerings. If our products do not capture sufficient demand or we are not able to sell them at prices that support our operations, then there could be a substantial risk to your investment.

We are subject to Colombia-related risks such as historical macroeconomic and political uncertainty and changing laws and regulations
A large portion of our assets and operations are located in Colombia. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Colombia. If the perception of improved overall security in Colombia deteriorates or if the investment climate worsens, the Colombian economy may face lower growth rates than expected, which could negatively affect our financial condition and results of operations. Furthermore, the market price of our securities and our ability to operate may be adversely affected by changes in governmental policies, particularly those affecting economic growth, relations with other countries and those with which we do business, labor, exchange rates, interest rates, tariffs, inflation and taxes.

Your investment is subject to concentration risk given our focus in the Colombian coffee sector
Our current strategic intent is to limit our farming investments to the coffee industry and its byproducts in Colombia. The Company may invest a significant amount of its total assets in this sector of the economy, which may be subject to specific risks, like changes in governmental regulation and policy and changes, in market sentiment and export controls. This lack of diversification could increase the risk of your investment.

Our business is subject to macroeconomic risks that can impact pricing and demand
The current global economic and political climate is one of uncertainty, particularly in light of global conflicts and tariff wars. Such factors have exacerbated volatility in the financial and commodity markets and can cause consumer, corporate, and financial confidence to weaken, increasing the risk of a "self-reinforcing" economic downturn and causing increases in product costs and pricing without matching or decreasing demand for goods. The availability of credit for businesses, including credit used to acquire businesses, continues to be restricted and faces

rising costs because of responses to these crises and other factors undertaken by global central banks. This may have an adverse effect on the economy generally and on the ability of the Company and its underlying investments to execute their respective strategies and to receive an attractive multiple of earnings on any disposition of their businesses in the future. A climate of uncertainty may reduce the availability of potential investment opportunities and increase the difficulty of modeling market conditions, including global commodity markets, potentially reducing the accuracy of financial projections.

Despite our farming business model, we are still subject to volatility in global coffee markets
Over the recent years, coffee prices have experienced extreme periods of volatility that are challenging to control or entirely hedge against. Such volatility creates uncertain market conditions for coffee buyers, including many of the roasters, retailers and distributors with whom we do business. Additionally, record high coffee prices can impact consumer demand or cause them to seek alternative, lower-priced options. We are unable to control these market swings despite our farming model since labor costs often fluctuate with market changes, impacting our overall cost of goods, and, in some cases, we also have to purchase coffee on the open market to meet demand or fulfill obligations and such coffee is subject to then-existing market conditions. If we are unable to manage such activities effectively or if we are required to purchase a substantial amount of coffee on the open market, we could see a negative impact on our financial condition and results of operations.

Our operations carry third-party risk especially in the U.S. where we depend on contract manufacturing partners and other third parties to execute on client orders and ongoing service
We use third party contract manufacturing to produce many of our products in the U.S. and also use third-parties to manage warehousing, storage, delivery and other aspects of our operations. Any failure of these third parties to execute appropriately on their responsibilities could result in a material detriment to our reputation and our results of operations. While we work closely with our partners, we are not able to exercise full control over their operations. We also cannot guarantee that indemnification provisions and insurance made available to us from such parties will be adequate to cover any losses or reputational damage suffered as a result of that third party´s negligence or wilful misconduct.

Our business projections are only projections and we do not guarantee any results with respect to your investment in the Company
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products, that people think it offers better options than competing products, or that it will be able to provide service at a level that allows the Company to make a profit and still attract business. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will likely vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

If the Company cannot raise sufficient funds going forward, it is unlikely to be able to meet its financial projections or could fail to continue as a going concern
The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not meet its financial projections and could suffer from illiquidity that could result in a loss of your investment.

The Company will likely be required to raise more capital
We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our sales of assets. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred interests could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital, which could be detrimental to your investment. The terms of preferred securities could be more advantageous to those investors than to the holders of our currently outstanding securities. In addition, if we need to raise more equity capital from the sale of securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per security.

Your investment could be illiquid for a long time
You should be prepared to hold your investment in the Company for several years or longer. There is no established market for these Securities, and there may never be one. As a result, if you decide that you wish to sell these Securities in the future, you may be prohibited from doing so and/or you may not be able to find a buyer.

Investors do not have voting rights
Investors in the Securities do not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Those with voting rights could use their voting influence to maintain the Company's existing management even in the case of underperformance, delay or prevent changes in control of the Company, issue additional securities that may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals.

Investors may experience dilution following the purchase of their Securities and also will have their rights subordinated to other holders of common and preferred interests
The Company expects to continue to finance its business through further issuances of equity securities that could be dilutive to investors who choose not to or are unable to participate in additional financings. Additionally, investors may hold securities that are effectively subordinated to the Class A common interests of the Company with respect to preferential hurdle rates and a return of invested capital prior to receiving a distribution in the case of dividends or other distributions. The Company also has the rights to issue additional senior securities such as debt securities, preferred interests and senior common interests that could rank senior to your Common Interests in order of priority in the case of distributions or liquidation preferences. The Company also utilizes equity to compensate key personnel that, as it continues to vest and is redeemed, could have a dilutive effect on investors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the Company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Footnote	Number of Securities Owned	Type of Security Owned	As Percentage
Legacy Management Americas Corp.	1	132,471.23	Class A Common Interests	100%
Legacy Management Americas Corp.	1	4,806,832	Class B Common Interests	100%

1 - This entity controls 100% of the voting and dispositive rights in the two classes of common equity in GCC All current investors have signed powers of attorney to convey their non-economic rights to Legacy Management Americas Corp. Legacy Group Panama Consulting, S.A. is the sole owner of Legacy Management Americas Corp. Legacy Group Panama Consulting, S.A. is owned jointly in equal parts by the two Co-CEOs of the Company.

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities
We have made the following issuances of securities within the last three years:

Name: 2023 Equity Round
Type of security sold: Common Equity
Final amount sold: $29,968,460
Number of Securities Sold: 28,008.73
Use of proceeds: Farm acquisition, infrastructure development and working capital
Closing Date: December 14, 2023

Offering exemption relied upon: Regulation D 506(c)

Name: 2024 Equity Round
Type of security sold: Common Equity
Final amount sold: $35,138,605
Number of Securities Sold: 27,063.27
Use of proceeds: Farm acquisition, infrastructure construction and working capital needs
Closing Date: April 10, 2025
Offering exemption relied upon: Regulation D 506(c)

Name: 2025 Equity Round
Type of security sold: Class A Common Interests
Final amount sold: $16,685,294
Number of Securities Sold: 14,912.99
Use of proceeds: Infrastructure buildout, working capital needs, U.S. roasted coffee expansion efforts
Closing Date: April 13, 2026
Offering exemption relied upon: Regulation D 506(c)

Name: Green Coffee Company Holdings Regulation Crowdfunding Round
Type of security sold: Class B Common Interests
Final amount sold: $4,778,288
Number of Securities Sold: 4,806,832
Use of proceeds: U.S. sales expansion
Closing Date: March 31, 2026
Offering exemption relied upon: Regulation Crowdfunding - 4(a)(6)

THE COMPANY'S SECURITIES

The Company's Securities

The Company has authorized capital consisting of an unlimited number of Class A common equity and preferred equity interests without par value and 10,000,000 Class B Common Interests without par value.

The Company has 132,471.23 Class A Common Interests outstanding, 4,806,832 Class B Common Interests outstanding and zero preferred equity interests outstanding. The Company currently has approximately 5,000 Class A Common Interests subject to vesting conditions or that have already vested available under its company equity compensation plan in the form of restricted units and options for employees and personnel who are issued such units and satisfy the related vesting conditions for time and performance. All of the voting rights of all outstanding equity securities are held by the Managers of the Co-Issuer by power of attorney.

The Class A Common Interests have a 6% preferred annual return that cumulates for the length of time that an investor holds such securities. In the case of a sale of the Company, distribution or liquidation, such return must be paid to Class A Common Interest holders prior to a distribution to purchasers of Class B Common Interests. Additionally, holders of the Class A Common Interests have a right to receive a return of their invested capital in the case of any sale, refinancing, liquidation or initial public offering of the Company before investors in the Class B Common Interests shall be entitled to any return of their invested capital.

Securities Class Information for Regulation CF Offering - Class B Common Interests

Class B Common Interests

The Company requests that you please review this Form C, the Subscription Agreement between the Investor and the Co-Issuer attached as Exhibit D (along with all attachments and exhibits thereto) and the Co-Issuer Operating Agreement attached as Exhibit F, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing Class B Common Interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of an interestholder of the Company. The Co-Issuer is purchasing the following Securities:

Voting Rights

No voting rights. Each investor in any of our common interests has or will be required to execute an irrevocable power of attorney conveying its voting rights to the Managers of the Co-Issuer.

Material Rights

Investors in our common interests will share in the economic benefits of their ownership in accordance with the rights of their Securities and their ownership percentage of the Company.

What it means to be a minority holder

As a minority holder of securities, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, certain investors such as our Class B Common Interests investors may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Common Equity being held by the Co-Issuer). The rights of the Common Equity may be changed by an amendment to the Company's Operating Agreement or Certificate of Formation, as amended. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities of the Company are the Company's Certificate of Formation, as amended (the "COF"), and the Company's Operating Agreement, together with the COF, the "Company Governing Documents").

All statements in this Form C-AR regarding voting and control of the Securities are qualified in their entirety by reference to the Company Governing Documents, the Subscription Agreement and the Co-Issuer's Operating Agreement.

Dilution

Investors should understand the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company, the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. The investor will own a smaller piece of a larger company. This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities reflecting ownership of the same class.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make material changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

Related Party Transactions

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The members of the Asset Manager, also serving as Managers of the Issuer and the Co-Issuer, are entitled to compensation in sum total that exceeds 5% of the aggregate amount of capital to be raised in this offering as further described in your Subscription Agreement with varying amounts owed depending on capital under management that are generally divided 50% each to each of the Managers following expenses (in the case of any balance). Such compensation includes cash and equity compensation as described in such agreement.

Transferability of securities

Pursuant to Regulation CF and the terms and conditions of the Subscription Agreement and the Operating Agreement of the Co-Issuer, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General overview of the Company's current financial condition based on the financials included with this Offering

Company's Cash and Cash Equivalents

The Company's cash position fluctuates seasonally as it moves through the harvest period. There is typically a drawdown of cash over the first three quarters as the Company prepares for the harvest, then a large cash influx during the end of the fourth quarter of its fiscal year and the beginning of the first quarter of its fiscal year in the post-harvest period as inventory is sold. The Company closed the fiscal year with just over $1M in cash and cash equivalents. During the first quarter of 2026, the Company has financed over $11 million through both debt and equity capital to increase its cash position for 2026.

Company's Liquidity and Capital Resources

The Company seeks to maintain sufficient cash balances for its operations, and depending on the period of the harvest, is frequently in a position to offload balances of inventory for additional cash needs if required for working capital purposes. The Company has a committed group of equity investors who support the business, alongside several financial institutions who have historically provided financing support for the company. The Company expects to complete an additional capital round in 2026 to cover upcoming debt payments, fund capital expenditures related to infrastructure buildouts in Colombia over the next several years estimated at $35 million and for ongoing working capital. The Company expects to fund its near-term operations with cash on hand, proceeds from this Offering, cash flow from operations and the incurrence of additional indebtedness.

Company's Capital Expenditures and Other Obligations

The Company had significant capital expenditures over the past few years as it built out its infrastructure and farmland assets. All material aspects of this development have now been completed, and significant capital expenditures are not required for ongoing near-term operations. The Company is planning for an additional capital expenditure of $35 million within the next two years related to the construction of its next processing facility. The funding for this next infrastructure development is expected to occur during a subsequent financing expected in 2026.

Company's Historical Results of Operations

The Company has had periods of losses on a net income basis as it continues to aggressively scale its operations and manage fluctuating market conditions. The losses in 2025, in addition to challenging market conditions for coffee, resulted from increased upfront investment in team, systems, marketing and personnel to position the Company for its next growth phase. Additionally, during 2025, the Company strategically renovated more of its productive farmland for two reasons. First, the expectations of Colombia's 2025 harvest were low across the country, so it was determined to be an advantageous time to receive a lower harvest now in order to position the farms well for taking advantage of favorable harvest conditions in the future. Second, the decision enabled the Company to prepare the farms for the upcoming increase in demand for its roasted coffee sales in the U.S. These agronomical decisions limited production volumes, and, therefore, revenues for the year, in line with the Company's expectations and previous reporting. However, with young trees now entering their productive cycle, the decisions taken in 2025 positions the Company well for increased production. Lastly, tighter cost controls and the beginning of the Company's transition to roasted coffee sales resulted in significantly improved gross margins in 2025 compared to negative gross margins in 2024.

Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements

GCC is on track for overall stronger financial results than in previous years due to greater levels of cost control, yield and quality management at our farms, favorable coffee pricing and the sale of coffee in roasted coffee form in our core operations outside of volatile commodity markets. As mentioned earlier in the section referencing our cash and cash equivalents, the Company has since raised over $11 million in debt and equity financing to assist in meeting its working capital needs for2026.

Company Debt

As of December 31, 2025 and 2024, the Company had loans payable with third party commercial lenders of $16,380,226 and $20,951,422, respectively, with principal and interest due up to 2029 and secured by land and equipment. As of December 31, 2025 and 2024, the current portion of third party commercial lenders due was $5,292,095 and $8,066,192, respectively.

In first quarter of 2026, the Company closed on a senior lien financing line of approximately $10.0 million USD ($35.9 billion Colombian pesos) with an interest rate of Colombia's Overnight Interbank Rate (IBR) + 3.5 and two-year term, with approximately $6.75 million disbursed in March 2026 and an additional tranche of approximately $2.5 million expected to be disbursed in July 2026. Interest payments are made quarterly and principal payments will be made on a yearly basis.

OTHER INFORMATION

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Cole Shephard
(Signature)

Cole Shephard
(Name)

Co-CEO, Founder, Chairman & Director
(Title)

April 29, 2026
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Adam Jason
(Signature)

Adam Jason
(Name)

CEO, North America & Vice Chairman & Director
(Title)

April 29, 2026
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Company Financial Statements



RSM Puerto Rico

Green Coffee Company Holdings, LLC and Subsidiaries

Consolidated Financial Statements

December 31, 2025 and 2024



RSM Puerto Rico
PO Box 10528
San Juan, PR 00922-0528

T 787-751-6164
F 787-759-7479
www.rsm.pr

INDEPENDENT AUDITORS' REPORT

To: The Board of Directors and Members of
      Green Coffee Company Holdings, LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of Green Coffee Company Holdings, LLC and its Subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in members' capital and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis-of-Matters

Related party transactions

As described in Note 1, the Company is a member of a group of affiliated companies and, as disclosed in the accompanying consolidated financial statements and related notes, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. Our opinion is not modified with respect to this matter.

Correction of prior period errors

As described in Note 2, during 2025, management identified errors in the previously issued consolidated financial statements as of and for the year ended December 31, 2024. Accordingly, the accompanying comparative 2024 consolidated financial statements have been restated to correct these errors. Our opinion is not modified with respect to this matter.



Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the consolidated financial statements are issued or available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore there is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

San Juan, Puerto Rico
April 24, 2026.

 

D0P91-1676
Green Coffee Company Holdings, LLC and
Subsidiaries



GREEN COFFEE COMPANY HOLDINGS, LLC
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2025 and 2024

		2025	2024 (As restated)
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	4	$ 1,003,825	$ 4,476,925
Accounts receivable-			
Trade	5	1,097,968	4,524,728
Other receivables	5	87,878	239,826
Inventories	6	3,641,121	5,070,455
Prepayments		1,611,490	653,362
Current portion of biological assets, net	9	1,641,319	771,813
		9,083,601	15,737,109
PROPERTY, PLANT AND EQUIPMENT, net	7	60,817,913	56,684,114
INTANGIBLE ASSETS, net	8	643,784	752,691
OTHER NON-CURRENT ASSETS		535,277	516,030
RIGHT OF USE ASSET	15	300,091	-
BIOLOGICAL ASSETS, net	9	46,468,533	43,737,875
		$ 117,849,199	$ 117,427,819
LIABILITIES AND MEMBERS' CAPITAL			
CURRENT LIABILITIES:			
Current portion of long-term debt-			
Commercial loans payable	13	$ 5,292,095	$ 8,066,192
Operating lease liability	15	57,660	-
Seller financing	14	2,805,929	2,392,834
Payroll benefits payable		356,430	299,770
Accounts payable trade	11	2,429,785	1,308,282
Other payable	12	251,277	236,694
		11,193,176	12,303,772
LONG-TERM LIABILITIES:			
Operating lease liability	15	279,110	-
Commercial loans payable	13	11,088,131	12,885,230
Seller financing	14	-	2,542,429
Deferred tax liability, net	16	5,715,766	4,064,342
		17,083,007	19,492,001
		28,276,183	31,795,773
MEMBERS' CAPITAL	17	89,573,016	85,632,046
		$ 117,849,199	$ 117,427,819

The accompanying notes are an integral part of these consolidated statements.



GREEN COFFEE COMPANY HOLDINGS, LLC
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
December 31, 2025 and 2024

		2025	2024 (As restated)
NET SALES		$ **25,904,754**	$ 34,282,583
COST OF SALES		**(23,762,007)**	(37,842,051)
GROSS PROFIT (LOSS)		**2,142,747**	(3,559,468)
OPERATING GAINS AND EXPENSES:			
Change in fair value of biological assets	10	**4,755,781**	7,864,388
General and administrative		**(10,913,992)**	(5,057,255)
Depreciation and amortization	7	**(2,121,748)**	(1,381,330)
Other operating income		**835,494**	504,570
Realized exchange rate gain (loss)		**504**	259,612
		(7,443,961)	2,189,985
OPERATING LOSS		**(5,301,214)**	(1,369,483)
OTHER NON-OPERATING EXPENSES:			
Bank fees and commissions		**(140,096)**	(139,839)
Tax on financial transactions		**(222,562)**	(390,263)
Interest expense		**(1,557,532)**	(1,382,895)
Other expenses		**(122,864)**	(158,947)
		(2,043,054)	(2,071,944)
LOSS BEFORE PROVISION FOR INCOME TAXES		**(7,344,268)**	(3,441,427)
PROVISION FOR INCOME TAXES:			
Regular	16	**-**	-
Deferred	16	**(1,651,424)**	(2,358,792)
		(1,651,424)	(2,358,792)
NET LOSS		**(8,995,692)**	(5,800,219)
OTHER COMPREHENSIVE INCOME (LOSS):			
Foreign currency translation adjustment		**(1,268,187)**	776,179
Fair value cross currency swap		**911,518**	-
		(356,669)	776,179
COMPREHENSIVE INCOME (LOSS)		$ **(9,352,361)**	$ (5,024,040)

The accompanying notes are an integral part of these consolidated statements.

GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
December 31, 2025 and 2024

Description	Members' Equity Share	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Members' Capital
MEMBERS' CAPITAL, December 31, 2023	$ 62,688,324	$ (250,137)	$ 7,654,854	$ 70,093,041
Net loss, as restated	-	-	(5,800,219)	(5,800,219)
Issuance of additional shares, as restated	21,474,563	-	-	21,474,563
Fair value cross currency swap	-	(911,518)	-	(911,518)
Foreign currency translation adjustment from subsidiaries, as restated	-	776,179	-	776,179
MEMBERS' CAPITAL, December 31, 2024 - As restated	84,162,887	(385,476)	1,854,635	85,632,046
Net loss	-	-	(8,995,692)	(8,995,692)
Issuance of additional shares	13,293,331	-	-	13,293,331
Fair value cross currency swap	-	911,518	-	911,518
Foreign currency translation adjustment from subsidiaries	-	(1,268,187)	-	(1,268,187)
MEMBERS' CAPITAL, December 31, 2025	$ 97,456,218	$ (742,145)	$ (7,141,057)	$ 89,573,016

The accompanying notes are an integral part of these consolidated statements.





**GREEN COFFEE COMPANY HOLDINGS, LLC
 AND SUBSIDIARIES**

CONSOLIDATED STATEMENTS OF CASH FLOWS
December 31, 2025 and 2024

	2025	2024 (As restated)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (8,995,692)	$ (5,800,219)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,874,229	1,349,735
Amortization of intangibles	204,017	23,567
Amortization of biological assets	6,824	8,027
Amortization of operating lease	36,678	-
Gain arising from changes in fair value of biological assets	(4,755,781)	(7,864,388)
Deferred income tax expense	1,651,424	2,358,792
Change in operating assets and liabilities:		
Decrease (increase) in assets-		
Accounts receivable	3,578,708	(1,790,802)
Inventories	1,429,334	(1,496,397)
Prepayments and other current and non-current assets	(977,375)	(838,888)
Current portion of biological assets	771,813	497,242
Increase (decrease) in liabilities-		
Accounts payable trade	1,121,503	(2,992,691)
Payroll benefits payable	56,660	137,604
Other payable	14,584	(168,966)
Net cash used in operating activities	(3,983,074)	(16,577,384)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of intangible assets	(95,110)	(707,979)
Acquisition and improvements of biological assets	(2,973,306)	(4,402,321)
Acquisition of property, plant and equipment	(2,657,742)	(4,597,266)
Net cash used in investing activities	(5,726,158)	(9,707,566)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of shares	13,293,331	21,474,563
Proceeds from loan payable	-	17,618,222
Payments to loan payable	(4,571,196)	(451,139)
Payments to seller financing loans	(2,129,334)	(8,111,868)
Net cash provided by financing activities	6,592,801	30,529,778
Effect of fair value cross currency swap	911,518	(911,518)
Effect of exchange rate on cash and cash equivalents	(1,268,187)	776,179
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,473,100)	4,109,489
CASH AND CASH EQUIVALENTS, beginning of year	4,476,925	367,436
CASH AND CASH EQUIVALENTS, end of year	$ 1,003,825	$ 4,476,925

The accompanying notes are an integral part of these consolidated statements.


1) **Organization and summary of significant accounting policies:**

A) <u>Organization</u> – Green Coffee Company Inc. was incorporated under the Limited Liability Company Law No. 4 of January 9, 2009 of the Republic of Panama on June 13, 2017 and is engaged in the coffee industry, principally as producer and distributor of coffee. The consolidated financial statements include all subsidiaries and entities in which Green Coffee Company Inc. holds an ownership interest except where otherwise specified.

On May 5, 2020, Green Coffee Company Inc. was converted from a Republic of Panama company to a US company registered in the State of Delaware as a limited liability company and changed its name to Green Coffee Company Holdings, LLC (the "Company" or the "Group"). This conversion and naturalization had no effects on the carrying values of the assets and liabilities of the Company.

As of December 31, 2021, Green Coffee Company Holdings, LLC held a 100% interest in GCC Trading LLC, also a US company registered in the State of Delaware as a limited liability on June 22, 2020, and Green Coffee Company S.A.S., both included in the accompanying consolidated financial statements of the Group. Green Coffee Company S.A.S. (GCCSAS) was incorporated on June 6, 2017 in Medellín, Colombia, and is engaged in coffee planting and growing operations. GCCSAS owns 100% of shares issued and outstanding of Agrosura S.A.S. Zomac (ASAS), incorporated on March 6, 2018 in Antioquía, Colombia.

As of December 31, 2023, Green Coffee Company Holdings, LLC also held a 100% ownership interest in GCC Green Coffee LLC, a U.S. company registered in the State of Delaware on November 10, 2023. GCC Green Coffee LLC is included in the accompanying consolidated financial statements of the Company.

Operations of ASAS include mainly the following activities:

- Sowing of cultivation, commercialization and export of coffee, fruits, and agro-industrial products in their natural and / or processed state.

- Wholesale and retail marketing of coffee in its parchment, green and processed forms. Export of coffee.

- Research of coffee improvement projects with a view to the production of specialty coffee.

The Company is a member of a group of affiliated companies and has extensive transactions and relationships with members of the group; consequently, results may differ from those among unrelated parties.

B) <u>Summary of significant accounting policies</u> – The accounting policies followed by the Company conform to predominant industry practices that are in accordance with accounting principles generally accepted in the United States of America (US GAAP). The most significant accounting policies followed by the Company are summarized below:

<u>Principles of consolidation</u> – The consolidated financial statements include the account balances and transactions of Green Coffee Company Holdings, LLC and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Controlling interest is determined by majority ownership interest and the absence of substantive third-party participating rights. Investments in affiliates over which the Company has significant influence but not a controlling interest, such as interests in entities owned equally by the Company and a third party that are under shared control, are carried on the equity basis.



Use of estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment, valuation of deferred tax assets, recoverability of property, plant and equipment, and estimates used to assess the value of intangible and biological assets.

Fair value of financial instruments – The carrying amount of the Company´s financial instruments (cash, accounts receivable, accounts payable, accrued liabilities and due from/to related entities) are considered reasonable estimates of fair value due to the short period to maturity.

Cash and cash equivalents – Cash consists of cash held with reputable financial institutions in the United States and the Republic of Colombia. The Group also considers investments in instruments purchased with an original maturity of 90 days or less to be cash equivalents. The Group also classifies amounts in transit from payment processors for customer credit card and debit card transactions as cash equivalents. If these investments are extended for additional terms, exceeding three (3) months, they will be treated as financial instruments.

Trade accounts receivable – The Company sells its products to customers extending credit, generally without requiring collateral, based on the evaluation of the customer's financial condition.

Allowance for credit losses and doubtful accounts – Allowance for credit losses is determined under the Current Expected Credit Losses (CECL) methodology which uses the loss-rate approach and is measured on a collective (pool) basis when similar risk characteristics exist. Where financial instruments do not share risk characteristics, they are evaluated on an individual basis. The CECL allowance is based on relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. There is no allowance for credit losses as of December 31, 2025 and 2024, and there was no change in the allowance for credit losses during the years ended December 31, 2025 and 2024.

For the year ended December 31, 2025, the Company early adopted Accounting Standard Update (ASU) 2025-05, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*. The adoption of this ASU was prospectively and did not have a significant impact on the Company's financial statements. No transition adjustment was necessary as part of the adoption. The Company elected the practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. In addition, the Company made an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses. Subsequent collections were evaluated until the date these financial statements were issued when determining the need for an allowance for credit losses.

Inventories – Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Products that are considered to be damaged or expired are written-off.

Inventories of agricultural products are measured at fair value less costs to sell on the date of collection.



<u>Property, plant and equipment</u> – Property, plant and equipment is recorded at cost less accumulated depreciation and amortization. Cost of property, plant, and equipment includes the acquisition price, costs incurred to bring them into operating condition at the current location, and the initial estimate of decommissioning costs. Major renewals and betterments are capitalized while maintenance and repairs, which do not improve or extend the life of the respective assets, are charged to expense as incurred. Upon retirement or other disposal of properties, the related cost and accumulated depreciation and amortization are removed from the accounts. Gains or losses on sale or retirement of property and equipment are reflected in operations. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. Costs of repairs and maintenance are charged to expense while major improvements are capitalized.

<u>Biological assets</u> – The Company measures the biological assets of harvested or collected agricultural products that come from the Company's biological assets at fair value less costs to sell at the point of harvest or collection. The change in fair value is accounted for as a gain (loss) in the accompanying consolidated statements of operations and comprehensive income.

The Company measures the biological assets of coffee, at the time of initial recognition, and on each reporting date, at cost less amortization. This measurement is the cost as of that date, for the purposes of initial recognition as inventories.

<u>Impairment of long-lived assets</u> – Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The key inputs into the Company's impairment analysis include, but are not limited to, the holding period, net operating income, and capitalization rates. In such cases, the Company will evaluate the recoverability of such long-lived assets based on estimated future cash flows and the estimated liquidation value of such long-lived assets and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the long-lived asset. If impaired, the long-lived asset will be written down to its estimated fair value.

The Company's impairment analysis identifies and evaluates events or changes in circumstances that indicate the carrying amount of a long-lived asset may not be recoverable, including determining the period. No impairment charges were recorded during the years ended December 31, 2025 and 2024.

<u>Intangible assets</u> – Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. These assets have been acquired separately, the cost of which includes the acquisition price and any cost attributable to preparing the asset for its intended use. As part of a business combination, its cost corresponds to the fair value on the acquisition date, whose cost corresponds to the fair value on the date it is received. Amortization is distributed systematically over the useful life of the depreciable amount; the amortization charge is recognized as an expense and is recorded from the moment the intangible asset is available for use.

<u>Financial liabilities</u> – Financial liabilities include debt instruments (such as a promissory note or loan payable) and accounts payable in legal and foreign currency. Amortized cost corresponds to the net value of the initial recognition amount less repayments of the principal plus or minus the accumulated amortization, using the effective interest method of any difference between the initial recognition value and the value at maturity. The estimates under the effective interest method include all the contractual conditions of the financial instrument and credit losses incurred. The effective interest rate was determined based on the carrying amount of the financial liability at the time of initial recognition. The amortized cost of a financial liability is the present value of future cash flows payable discounted at the effective interest rate and the interest expense in a period is equal to the carrying amount of the financial liability at the beginning of a period multiplied by the effective interest rate for the period. Variable interest rate financial liabilities are initially recorded at the amount payable at maturity with a periodic re-estimate of cash flows to reflect changes in market interest rates.



<u>Payroll benefits payable</u> – Employee benefits comprise all types of consideration that the Company provides to workers, including senior management, in exchange for their services. In the short term, the benefits to which employees are entitled because of the services provided to the Company, the payment of which will be made within the twelve months following the end of the period. They are recognized as of the reporting date, as a liability after deducting the amounts that have been paid directly to the employees as operating expense.

<u>Leases</u> – The Company accounts for leases following the Financial Accounting Standards Board's (FASB) Accounting Standard Codification (ASC) 842, *Leases (Topic 842)*.

The Company determines if an arrangement is or contains a lease at inception, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. A contract is or contains a lease when (i) explicitly or implicitly identified assets have been deployed in the contract and (ii) the Company obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. The Company also considers whether its service arrangements include the right to control the use of an asset.

The Company made an accounting policy election available under Topic 842 not to recognize right-of-use (ROU) assets and lease liabilities for leases with a term of 12 months or less. For all other leases, ROU assets and lease liabilities are measured based on the present value of future lease payments over the lease term at the commencement date of the lease. The ROU assets also include any initial direct costs incurred and lease payments made at or before the commencement date and are reduced by any lease incentives. To determine the present value of lease payments, the Company made an accounting policy election available to non-public companies to utilize a risk-free borrowing rate, which is aligned with the lease term at the lease commencement date.

The Company has made an accounting policy election to account for lease and non-lease components in its contracts as a single lease component. During the year ended December 31, 2025, the Company recognized a ROU asset and related operating lease liability of approximately $334,000.

<u>Revenue recognition</u> – Revenue and related cost of sales are recorded when performance obligations with the customers are satisfied; generally, this occurs with the transfer of control of the products to customers. Revenues are reduced by discounts or rebates and other similar allowances estimated for customers.

Revenue from service contracts is recognized by the status of completion of the contract. Contract completion status is determined using the method of completion(s) of a physical proportion of the service transaction or employment contract that most reliably measures the work performed.

<u>Other income</u> – Income from interest, royalties and dividends is recorded when it is probable that the entity will obtain economic benefits associated with the transaction and the amount of income can be measured reliably. Interests are recognized using the effective interest method, royalties using the accrual basis in accordance with the essence of the corresponding agreement, and dividends when the members' right to receive them is established.

<u>Comprehensive income</u> – Comprehensive income consists of net income and certain changes in members' equity other than transactions with owners. Other comprehensive income (loss) relates to foreign currency translation adjustment and cross currency swaps.



Debt issuance costs – Fees charged by institutions in connection with financing are capitalized and amortized to interest expense under a straight-line method, which approximates the effective interest method. Debt issuance costs related to a recognized debt liability, excluding revolving line of credit, are presented in the consolidated balance sheets as a direct deduction from the carrying amount of that debt liability.

Advertising costs – The Company expenses the costs of advertising the first time the advertising takes place. Advertising costs amounted to approximately $1,086,000 and $372,000 for the years ended December 31, 2025 and 2024, respectively.

Foreign currency transactions

A) Functional and presentation currency – The subsidiaries, Green Coffee Company S.A.S. and Agrosura S.A.S. Zomac, functional currency is the Colombian peso (COP). These financial statements as of and for the years ended December 31, 2025 and 2024, are prepared using the Colombian peso functional currency set of issued financial statements. In the COP functional currency financial statements, the prevailing year-end rate to convert US dollar denominated financial assets and liabilities was COP $3,733.14 and COP $4,409.15 to USD $1.00 for the years ended December 31, 2025 and 2024, respectively, except for property, plant and equipment and intangible and biological assets for which the average acquisition value was used.

As of and for the years ended December 31, 2025 and 2024, GCC Trading LLC functional currency is the United States dollar (USD) and its financial statements are presented in USD.

B) Transactions and balances – Foreign currency transactions are translated into the functional currency using an exchange rate set at the beginning of the year, which is reflective of the average prevailing rates. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations and comprehensive income within operating expenses.

Translation differences on non-monetary financial assets and liabilities such as financial liabilities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Translation differences in non-monetary financial assets, such as investments classified as available-for-sale, are included in other comprehensive income.

Income taxes – The taxable profit for the Colombian subsidiaries has been reflected within this report. For the Colombian subsidiaries, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases (temporary differences), and operating losses, and tax credit carryforwards.


Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties as income tax expenses.

The Company uses an asset and liability approach in the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the Company's differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

2) **Correction of prior period errors:**

During 2025, management identified errors in the previously issued consolidated financial statements as of and for the year ended December 31, 2024. Management concluded these matters represented prior period errors under ASC 250, Accounting Changes and Error Corrections, rather than changes in accounting principle or estimate. Accordingly, the accompanying comparative 2024 consolidated financial statements have been restated to correct these errors. These corrections did not affect 2025 results of operations, except through the presentation of revised comparative 2024 balances and related beginning members' capital balances, as applicable.

A) Revenue recognition – During 2024, management identified that certain revenue recognized by Agrosura S.A.S. had been recorded before the applicable revenue recognition criteria were satisfied because sufficient evidence of the transfer of control to customers had not been obtained as of the original recognition date. These errors related primarily to billings issued to Inversiones Chitacomar and Grupo Tap and resulted in the reversal of previously recognized revenue and related receivable balances in the restated 2024 financial information. On a consolidated basis, the correction of these matters resulted in a decrease in net sales of $2,383,079 and a decrease in trade accounts receivable of $2,370,102, as of and for the year ended December 31, 2024. See Note 5, Accounts receivable.

B) Inventory – Management identified errors in the measurement and valuation of certain inventory balances at Agrosura S.A.S., primarily relating to agricultural supplies and coffee inventory, including errors in recorded quantities and the application of inventory costing methodologies. Management also identified a prior period error in the timing of recognition of certain costs associated with customer billings at Agrosura S.A.S. These matters resulted in misstatements in inventories and cost of sales in the previously issued 2024 financial statements. On a consolidated basis, the correction of these matters resulted in an increase in inventories of $157,449 as of December 31, 2024 and a reduction in cost of sales of $158,311 for the year then ended. See Note 6, Inventories.



GREEN COFFEE COMPANY HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025 and 2024

C) Property, plant and equipment – During 2025, management determined that certain amounts recorded in property, plant and equipment by GCC Holdings LLC and GCC Trading LLC as of December 31, 2024, did not meet the applicable capitalization criteria and should not have been included in fixed assets. At GCC Holdings LLC, the adjustment related primarily to amounts recorded as the Juan Valdez Project and Buildings. The Juan Valdez Project balance of $807,901 was reclassified from property, plant and equipment, net to general and administrative expenses, including salary expense of $632,901 and advertising expense of $175,000. In addition, the constructions and buildings balance of $3,976,847 was removed from property, plant and equipment because it did not represent a capitalizable asset, with the offset reflected in the appropriate members' capital account. Related depreciation previously recorded on that balance was reversed, including a $535 reduction in accumulated depreciation and the related depreciation expense. At GCC Trading LLC, the adjustment related primarily to Work in Progress of $116,750, which was removed from property, plant and equipment because the underlying costs did not qualify for capitalization. That amount was reclassified to consulting fees within general and administrative expenses, and related accumulated amortization of $16 and depreciation expense of $16 were reversed. On a consolidated basis, these corrections reduced property, plant and equipment by $4,901,483, reduced property, plant and equipment, net by $4,900,948, contributed to an increase in general and administrative expenses of $924,651 and a decrease in depreciation and amortization expense of $550 for the year ended December 31, 2024. See Note 7, Property, Plant and Equipment.

D) Members' capital – The aggregate effect of the foregoing corrections increased the previously reported net loss for 2024 by $7,113,602 and reduced total members' capital by $7,113,602 as of December 31, 2024. As reflected in the accompanying statement of members' equity, the restatement resulted in a decrease in Members' Equity Share of $3,976,846, an increase in Accumulated Other Comprehensive Income (Loss) of $12,114, and a decrease in Retained Earnings of $3,148,869. In accordance with ASC 250, these corrections were reflected through the restatement of comparative 2024 balances and the related adjustment to opening members' capital as of January 1, 2025. See the accompanying Consolidated Statements of Members' Capital and Note 17, Members' Capital.

E) Effect of Restatement on the consolidated financial statements - The following tables summarize the effect of the restatement on selected line items in the Company's consolidated balance sheet as of December 31, 2024, and consolidated statements of operations and comprehensive income for the year then ended.

Consolidated Balance Sheet
As of December 31, 2024

Assets	As Previously Reported	Adjustment	As Restated
Trade accounts receivable	$ 6,894,830	$ (2,370,102)	$ 4,524,728
Inventories	$ 4,913,006	$ 157,449	$ 5,070,455
Property, plant and equipment, net	$ 61,585,062	$ (4,900,948)	$ 56,684,114

Members' Capital	As Previously Reported	Adjustment	As Restated
Members' Equity Share	$ 88,139,733	$ (3,976,846)	$ 84,162,887
Other Comprehensive Income (Loss)	(397,590)	12,114	(385,476)
Retained Earnings	5,003,504	(3,148,869)	1,854,635
Total members' equity	$ 92,745,647	$ (7,113,601)	$ 85,632,046



Consolidated Statements of Operations and Comprehensive Income
For the year ended December 31, 2024

Net Sales and Cost of Sales	As Previously Reported	Adjustment	As Restated
Net sales	$ 36,665,662	$ (2,383,079)	$ 34,282,583
Cost of sales	$ (38,000,362)	$ 158,311	$ (37,842,051)

Operating Expenses	As Previously Reported	Adjustment	As Restated
General and administrative expenses	$ (4,132,604)	$ (924,651)	$ (5,057,255)
Depreciation and amortization	$ (1,381,880)	$ 550	$ (1,381,330)

3) **Risks and uncertainty:**

A) <u>Concentrations of credit risk</u> – The Company maintains cash deposits with financial institutions located in the United States that, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC) of $250,000. As of December 31, 2025 and 2024, the Company's deposits held in financial institutions located in the United States exceeded the FDIC's insured amount of $250,000 by approximately $202,000 and $1,076,000, respectively. The Company monitors the credit quality of this highly credited financial institution and believes it is not exposed to any significant credit risk with respect to these deposits. Also, cash deposits are held with reputable financial institutions in the Republic of Colombia, which are not insured, and management considers any credit exposure to be remote as the banks are highly rated international institutions.

The Company exposure to credit risk is limited due to the number of entities comprising trade accounts receivable and the outstanding balances generally have quick collection turnarounds.

B) <u>Market risk</u> – Market risk for the Company comprises foreign currency risk and interest rate risk.

<u>Foreign currency risk</u> – Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates and exchange control regulations. Exposure to currency exchange rates arise from the Company's use of overseas services. Most of the Company's transactions outside of Colombia are carried out in U.S. dollars and, as such, management does not expect any material losses as a result of foreign currency risk.

<u>Interest rate risk</u> – The Company is subject to interest rate risk in respect of its cash and cash equivalents. The Company's cash and cash equivalents deposited in a financial institution located in the Republic of Colombia accrued interest at an average rate of 6.49%. Management frequently monitors interest rates and does not anticipate any material losses.



4) Cash and cash equivalents:

As of December 31, 2025 and 2024, cash and cash equivalents are as follows:

Description	2025	2024
Cash	$ 992,719	$ 4,467,204
Cash equivalents	11,106	9,721
	$ 1,003,825	$ 4,476,925

5) Accounts receivable:

As of December 31, 2025 and 2024, accounts receivable consists of the following:

Description	2025	2024 (As restated)
Trade receivables	$ 1,097,968	$ 4,524,728
Other receivables	87,878	239,826
	$ 1,185,846	$ 4,764,554

6) Inventories:

As of December 31, 2025 and 2024, inventories consist of the following:

Description	2025	2024 (As restated)
Spare parts and accessories	$ 414,068	$ 453,877
Raw materials and supplies	1,882,860	310,281
Product in process	134,530	-
Finished coffee products	1,209,663	4,306,297
	$ 3,641,121	$ 5,070,455

Inventories do not have restrictions or encumbrances that limit their negotiation or realization. The inventory balances are represented in the main elements necessary to carry out the operation and the agricultural products harvested in the biological assets.


7) **Property, plant and equipment:**

Property, plant and equipment as of December 31, 2025 and 2024, consist of the following:

Description	Estimated useful lives in years	2025	2024 (As restated)
Land		$ 26,799,803	$ 26,617,204
Constructions in progress		2,426,062	2,886,003
Constructions and buildings	20-40	20,908,199	19,839,539
Machinery and equipment	8-15	7,454,207	5,827,219
Office equipment	5-10	215,937	72,796
Computer and communication equipment	3-5	1,838,554	1,742,276
Fleet and transport equipment	10-15	2,297,968	2,297,951
Depreciable crops	10-15	3,350,286	-
		65,291,016	59,282,988
Less: Accumulated depreciation and amortization		(4,473,103)	(2,598,874)
		$ 60,817,913	$ 56,684,114

8) **Intangible assets:**

Intangible assets represent licenses and its related accumulated amortization. As of December 31, 2025 and 2024, are as follows:

Description	2025	2024
Licenses	$ 890,301	$ 795,191
Less: Accumulated amortization	(246,517)	(42,500)
	$ 643,784	$ 752,691

9) **Reconciliation of changes in biological assets carrying amount:**

Following is a reconciliation of changes in the carrying amount of biological assets during the years ended December 31, 2025 and 2024:

Description	2025	2024
Fair value, beginning of year	$ 44,509,688	$ 32,748,248
Change in fair value	4,755,781	7,864,388
Acquisition and improvements of biological assets	2,973,306	5,174,134
Less: Harvest of biological assets	(771,813)	(1,269,055)
Less: Reclassification to Property, plant and equipment	(3,350,286)	-
Less: Amortization expense	(6,824)	(8,027)
Fair value, end of year	48,109,852	44,509,688
Less: Current portion of biological assets, net	(1,641,319)	(771,813)
Non-current portion of biological assets, net	$ 46,468,533	$ 43,737,875



10) **Fair value biological assets:**

During the years ended December 31, 2025 and 2024, the change in fair value of biological assets was $4,755,781 and $7,864,388, respectively, recognized in the accompanying consolidated statements of operations and comprehensive income.

11) **Accounts payable trade:**

The Company's accounts payable trade as of December 31, 2025 and 2024, are as follows:

Description	2025	2024
Coffee suppliers	$ 268,157	$ 106,450
Engineering and construction services	-	447,850
Raw Materials	57	74,973
Professional fees	283,739	102,754
SAP Consultancy	-	124,366
Other trade suppliers	-	451,889
Other accrued and operating payables	1,877,832	-
	$ 2,429,785	$ 1,308,282

12) **Other payable:**

The Company's other payable as of December 31, 2025 and 2024, are as follows:

Description	2025	2024
Taxes and related withholdings (VAT and other)	$ 51,970	$ 147,069
Other providers	199,307	89,625
	$ 251,277	$ 236,694

13) **Commercial loans payable:**

As of December 31, 2025 and 2024, the Company has loans payable with third party commercial lenders of $13,380,226 and $20,951,422 bearing interest from 3.32% to 20.83% with principal and interest due up to 2029 and secured by equipment. As of December 31, 2025 and 2024, the current portion of bank loans due is $5,292,095 and $8,066,192, respectively.

14) **Seller financing:**

As of December 31, 2025 and 2024, the Company has outstanding seller financing loans of $2,805,929 and $4,935,263, respectively, payable through 2026 and secured by land. The effective interest rates at December 31, 2025 and 2024, is from no interest to 6.00%. As of December 31, 2025 and 2024, the current portion of these loans is $2,805,929 and $2,392,834, respectively. The Company is currently renegotiating the terms of seller financing loans due in 2026.



15) **Leases:**

On March 24, 2025, the Company entered a noncancelable operating lease for office space with a lease term of 66 months commencing on May 1, 2025. The lease provides for initial annual base rent of $77,880, subject to contractual rent escalations, and includes a six-month rent abatement for the first six full months of the lease term. At lease commencement, the Company recognized a ROU asset and related operating lease liability of $333,955, representing the present value of future lease payments over the lease term. The Company did not elect the practical expedient to use a risk-free discount rate and instead applied an incremental borrowing rate of 7.22%; the monthly rate used in the amortization schedule was 0.5834027%. The lease also required a security deposit of $20,081, which is recorded separately and is not included in the measurement of the lease liability.

For the years ended December 31, 2025 and 2024, the component of the lease cost is as follows:

Description	Financial Statements Classification	2025	2024
Operating lease cost	General and administrative	$ 49,658	$ -

Maturities of lease liability for the operating lease are as follows as of December 31, 2025:

Year ending December 31,	Amount
2026	$ 78,962
2027	80,584
2028	82,207
2029	83,829
2030	71,120
Total lease payments	396,702
Less: Imputed interest	(59,932)
Present value of operating lease liability	336,770
Less: Current portion	(57,660)
	$ 279,110

As of December 31, 2025 and 2024, the remaining lease terms and discount rates for the Company's operating lease are as follows:

Description	2025	2024
Remaining lease term in years	4.8 years	-
Discount rate	7.22%	-



16) Income tax:

There are no significant differences between the income tax and financial statements basis for the years ended December 31, 2025 and 2024.

As of December 31, 2025 and 2024, deferred tax asset (liability) components consist of the following:

Description	2025	2024
Deferred tax assets:		
Net operating loss carryforward	$ -	$ -
Deferred tax liability:		
Biological assets and property, plant and equipment revaluation gain	(5,715,766)	(4,064,342)
	$ (5,715,766)	$ (4,064,342)

17) Members' capital:

As of December 31, 2025 and 2024, the Company had shares issued and outstanding amounting to 125,809.81 and 111,751.39, respectively, with no par value.

18) Supplemental disclosures for statements of cash flows:

A) Non-cash financing transactions – During the years ended December 31, 2025 and 2024, investing and financing activities consisted of the following:

Description	2025	2024 (As restated)
Harvest of biological assets	$ (771,813)	$ (1,269,055)
Reclassification from Biological assets to Property, plant and equipment	$ 3,350,286	$ -

B) Other cash flows transactions – Total interest paid during the years ended December 31, 2025 and 2024, amounted to approximately $1,558,000 and $1,383,000, respectively. During the years ended December 31, 2025 and 2024, the Company did not make income tax payments.

19) Reclassifications:

Certain reclassifications of balances have been made to December 31, 2024 consolidated financial statements to conform them to December 31, 2025 consolidated financial statements presentation for comparison purposes.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025 and 2024

20) **Subsequent events:**

Management has evaluated subsequent events through April 24, 2026, the date the consolidated financial statements were available to be issued. On August 28, 2025, the shareholders of Green Coffee Company S.A.S., a consolidated subsidiary of the Company, authorized the subsidiary's legal representative to negotiate and enter into a credit facility with the Institute for the Development of Antioquia (IDEA) in an aggregate amount of up to COP 35,892 million (approximately USD 10.0 million, based on the applicable exchange rate at the date of authorization). The proposed financing is intended to support working capital needs, including labor, coffee purchases, maintenance, and other operating production activities. In connection with the proposed financing, the shareholders also authorized the granting of certain collateral and the execution of related agreements and documents, which may include real property, machinery and equipment, and amendments to existing trust arrangements.

Management determined that this matter represents a nonrecognized subsequent event under ASC 855, Subsequent Events, because no legal obligation or funding had occurred as of December 31, 2025. Accordingly, no amounts related to this proposed financing have been recorded in the accompanying consolidated financial statements. The Company will recognize the financial statement effects of the transaction in the period in which the financing is formally executed, if consummated.

Exhibit B

Co-Issuer Financial Statements

Green Coffee SPV CF I LLC

(a Delaware Limited Liability Company)

Audited Financial Statements

For the year ended December 31, 2025

Audited by



Alice.CPA LLC

A New Jersey CPA Company

Financial Statements

Green Coffee SPV CF I LLC

Table of Contents

Independent Accountant's Auditor Report　　　　　　　　　　FS - 3

Audited Financial Statements for the year ended December 31, 2025

    Balance Sheet　　　　　　　　　　FS - 5

    Income Statement　　　　　　　　　　FS - 6

    Statements of Changes in Member's Equity　　　　　　　　　　FS - 7

    Statements of Cash Flows　　　　　　　　　　FS - 8

    Notes to Financial Statements　　　　　　　　　　FS - 9











Independent Auditor's Report

April 9, 2026
To the Shareholders of Green Coffee SPV CF I LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Green Coffee SPV CF I LLC (the "Company"), which comprise the balance sheet as of December 31, 2025 and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Green Coffee SPV CF I LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of Green Coffee SPV CF I LLC in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

As part of an audit in accordance with GAAS, we:

229 Park Ave S, Suite 70037
New York, New York 10003-1502

Info@Alice.CPA

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 9, 2026



GREEN COFFEE SPV CF I LLC
BALANCE SHEET
As of December 31, 2025
(Audited)

ASSETS

Current Assets

Cash and cash equivalents	$	-
Due from Dealmaker		54,856
Total Current Assets		**54,856**
Total Assets	$	**54,856**

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Accounts payable	$	-
Total Current Liabilities		**-**
Total Liabilities		**-**

Members' Equity

Members contributions		54,856
Retained Earnings/ (Accumulated deficit)		-
Total Members' Equity		**54,856**
Total Liabilities and Members' Equity	$	**54,856**

The accompanying footnotes are an integral part of these financial statements.

GREEN COFFEE SPV CF I LLC
INCOME STATEMENT
For the Period from Inception (November 3, 2025) to December 31, 2025
(Audited)

Revenues	$	-
Operating Expenses		
Advertising and marketing		-
General and administrative		-
Salaries and wages		-
Depreciation and amortization		-
Total Operating Expenses		-
Net Income (Loss)	$	-

The accompanying footnotes are an integral part of these financial statements.

GREEN COFFEE SPV CF I LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Period from Inception (November 3, 2025) to December 31, 2025
(Audited)

	Members' Contributions	Retained Earnings/ (Accumulated Deficit)	Total Members' Equity
Beginning Balance	$ -	$ -	$ -
Members' contributions	54,856	-	54,856
Net loss	-	-	-
Balance as of November 3, 2025	$ 54,856	$ -	$ 54,856

The accompanying footnotes are an integral part of these financial statements.

GREEN COFFEE SPV CF I LLC
STATEMENT OF CASH FLOWS
For the Period from Inception (November 3, 2025) to December 31, 2025
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	-
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Due from Dealmaker		(54,856)
Accounts payable		-
Net cash provided by (used in) operating activities		(54,856)
Cash Flows from Investing Activities		
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Members' contribution		54,856
Net cash used in financing activities		54,856
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	-
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

GREEN COFFEE SPV CF I LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (NOVEMBER 3, 2025) TO DECEMBER 31, 2025
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Green Coffee SPV CF I LLC (which may be referred to as the "Company," "we," "us," or "our"), Delaware Limited Liability Company, operates pursuant to a Limited Liability Company Agreement ("the Agreement") dated November 3, 2025. The Company was formed on November 3, 2025, with the intent of serving as the crowdfunding vehicle for Green Coffee Company Holdings, LLC.

The Company has been formed to facilitate an investment in Green Coffee Company Holdings, LLC. ("the Crowdfunding Issuer"). The general purpose of the Company is to acquire, hold, dispose of and otherwise invest in securities of the Crowdfunding Issuer; to exercise all rights, powers, and privileges with respect to securities of the Crowdfunding Issuer; to enter into, make, and perform all contracts in connection with its ownership of Units of the Crowdfunding Issuer; and to engage in any other lawful activities which are related or incidental to the foregoing purposes.

The expenses associated with the Company's formation, operation, or winding up will be paid by the Crowdfunding Issuer or one of its Affiliates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2025, the Company had no cash and cash equivalents.

Due from Dealmaker

GREEN COFFEE SPV CF I LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (NOVEMBER 3, 2025) TO DECEMBER 31, 2025
(AUDITED)

The Company's investor subscription proceeds were processed through a third-party crowdfunding platform, Dealmaker. The Company does not have direct access to these funds until they are released by the platform in accordance with the applicable offering and settlement procedures. Accordingly, these amounts are presented in the balance sheet as Due from Dealmaker.

As of December 31, 2025, the totals due from Dealmaker amounted to $54,856.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2025, the Company has not yet started operations and is in the pre-revenue stage.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – DEBT AND RELATED PARTY TRANSACTIONS

GREEN COFFEE SPV CF I LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (NOVEMBER 3, 2025) TO DECEMBER 31, 2025
(AUDITED)

As of December 31, 2025, the Company has no debt outstanding and has not initiated any related party transactions.

NOTE 4 – EQUITY

In December 2025, the Company received $54,856 in exchange of membership units via a Regulation Crowdfunding offering through Dealmaker Securities LLC.

All money received from the Members shall be used to purchase non-voting Class B Common Interest Units in Green Coffee Company Holdings, LLC. The Company shall maintain a one-to-one relationship between the number, denomination, type and rights of the non-voting Class B Common Interests of the Crowdfunding Issuer that it owns and the number, denomination, type and rights of its securities outstanding. The Units will be uncertificated, unless the Manager (in its sole discretion) agrees to have certificates created and the Crowdfunding Issuer agrees to pay all expenses incurred to do so.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 9, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.